SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

4 April, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 4 April, 2012
                re:  Director/PDMR Shareholding

4 April 2012

LLOYDS BANKING GROUP PLC - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

The Group announced on 3 April 2012 that on 2 April 2012 Mr Strauss had exercised an option over 1,199,605 shares under the Lloyds Banking Group plc Executive Share Plan 2003.   Today, Mr Strauss has sold 1,199,605 Shares at 32 pence per Share, inclusive of the appropriate number of Shares to cover tax and national insurance contributions due on the exercise of his option.

This notification is made in accordance with paragraph 3.1.4 (1) (a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transaction took place in the United Kingdom and the shares are listed on the London Stock Exchange.

For further information:

Kate O'Neill                                                                             +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Ed Petter,                                                                                +44 (0) 20 8936 5655
Group Media Relations
Email: Edward.Petter@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  4 April, 2012